Exhibit 99.(d)(2)(U)(ii)

FIRST AMENDMENT TO

AMERICAN BEACON CAYMAN MANAGED FUTURES STRATEGY FUND, LTD.

INVESTMENT ADVISORY AGREEMENT

This Amendment to the American Beacon Cayman Managed Futures Strategy Fund, Ltd. Investment Advisory Agreement (“Amendment”) is effective as of November 7, 2018, by and among American Beacon Cayman Managed Futures Strategy Fund, Ltd. (the “Company”), an exempted company organized under the laws of the Cayman Islands, American Beacon Advisors, Inc., a Delaware Corporation (the “Manager”), and AHL Partners LLP, an England and Wales limited liability partnership (the “Adviser”);

WHEREAS, the Company, the Manager and the Adviser entered into an Investment Advisory Agreement dated as of April 30, 2018 (the “Agreement”); and

WHEREAS, the parties desire to amend certain provisions of the Agreement, as more particularly set forth below.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:

1.         Amendment to Agreement.

A.	Section 1(a) of the Agreement shall be amended by adding the following paragraph to the end thereof:

“The Adviser shall not delegate any of its rights, duties or obligations under this Agreement with respect to its discretionary investment and advisory functions without the prior written consent of the Manager and the Company. Notwithstanding anything in this Agreement to the contrary, however, the Adviser may, at its own discretion, perform any or all of its duties, rights, powers, functions and obligations with respect to activities other than discretionary investment and advisory functions hereunder through one or more of its affiliates and their respective directors, officers and employees (each, an “Associate”) without the consent of the Manager or the Company; provided that (i) the Adviser shall always remain responsible to the Manager and the Company for the Adviser’s obligations under this Agreement, (ii) the Adviser shall be responsible for ensuring that each Associate complies with the terms of this Agreement, and (iii) the Adviser shall compensate its Associates out of the fees it receives hereunder.”

2.        Miscellaneous.

(a)       Except as expressly amended by this Amendment, all provisions of the Agreement shall remain in full force and effect. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement.

(b)       This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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Man Investments Limited, as managing member of AHL Partners LLP:
By:	/s/ Rachel H. Thomas
Name: Rachel Thomas
Title: Director

American Beacon Advisors, Inc.
By:	/s/ Jeffrey K. Ringdahl
Jeffrey K. Ringdahl
President and Chief Operating Officer

American Beacon Cayman Managed Futures Strategy Fund Ltd.
By:	/s/ Gene L. Needles, Jr.
Name:	Gene L. Needles, Jr.
Title:	President
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